SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K
Annual Report Pursuant to Section 15(d)
of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2008
Commission File Number 000-19517
Title of Plan
THE BON-TON STORES, INC.
RETIREMENT CONTRIBUTION PLAN
Issuer of the securities held pursuant to the Plan
THE BON-TON STORES, INC.
2801 East Market Street
York, Pennsylvania 17402
(717) 757-7660

The Bon-Ton Stores, Inc. Retirement Contribution Plan

December 31, 2008 and 2007

Page No.

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplementary Schedule:

Schedule of Assets (Held at End of Year)	17

Exhibit 23.1

Report of Independent Registered Public Accounting Firm
To the Plan Administrator
The Bon-Ton Stores, Inc. Retirement Contribution Plan
We have audited the accompanying statements of net assets available for benefits of The Bon-Ton Stores, Inc. Retirement Contribution Plan (“Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedule is the responsibility of the Plan’s management. The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Beard Miller Company LLP
Beard Miller Company LLP
York, Pennsylvania
June 26, 2009

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
Assets

Employer contributions receivable	$45,248	$9,153,137

Investments, at fair value:
Money market fund	457,775	449,363
Common stock fund — money market	55,980	167,774
Common stock fund — common stock	1,394,462	2,881,187
Common stocks	373,357	3,263,699
Participant loans	7,053,235	7,005,338
Common/collective funds	91,673,103	99,701,391
Registered investment companies	74,763,017	116,875,831

	175,770,929	230,344,583

Total Assets	175,816,177	239,497,720

Liabilities

Excess contributions	2,784	48,192
Accrued expenses	51,067	41,292

Total Liabilities	53,851	89,484

Net Assets Available for Benefits at Fair Value	175,762,326	239,408,236

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	378,955	1,242,707

Net Assets Available for Benefits	$176,141,281	$240,650,943

See notes to financial statements.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2008 and 2007

	2008	2007
Contributions

Employer	$45,248	$9,099,432
Participant	21,975,830	21,188,578
Rollovers	836,551	4,197,717

Total Contributions	22,857,629	34,485,727

Investment (Loss) Income

Net depreciation in fair value of investments	(68,996,307)	(12,401,988)
Interest and dividends	4,747,137	9,881,797

Net Investment Loss	(64,249,170)	(2,520,191)

Benefit Payments and Withdrawals	(23,030,528)	(24,914,439)

Administrative Expenses	(87,593)	(73,020)

Net (Decrease) Increase	(64,509,662)	6,978,077

Net Assets Available for Benefits — Beginning of Year	240,650,943	233,672,866

Net Assets Available for Benefits — End of Year	$176,141,281	$240,650,943

See notes to financial statements.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2008 and 2007
Note 1 — Description of Plan
The following brief description of The Bon-Ton Stores, Inc. Retirement Contribution Plan, hereafter referred to as the “Plan,” is provided solely for general information purposes. Participants should refer to the Plan document for more complete information.
General
The Plan is a contributory defined contribution plan covering substantially all employees of the following subsidiaries of The Bon-Ton Stores, Inc. (the “Company”): The Bon-Ton Department Stores, Inc.; The Elder-Beerman Stores Corp.; Elder-Beerman West Virginia, Inc.; Carson Pirie Scott II, Inc. and Bon-Ton Distribution, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Effective October 29, 2006, the Company purchased assets in connection with four Parisian department stores from Belk, Inc. (“Belk”). Eligible employees of these stores continued to participate in the Belk 401(k) Plan through January 31, 2007. Employees that met eligibility requirements under the Belk 401(k) Plan were eligible to begin participation in the Plan beginning February 1, 2007. At such time, employees could immediately roll over their account balances into the Plan from the Belk 401(k) Plan. Employees with a loan balance in the Belk 401(k) Plan could continue to make loan payments through regular payroll deductions provided they rolled over their entire account balance into the Plan. No assets were transferred without participant direction.
During 2007, the following amendments were made to the Plan:
a.	Effective January 1, 2007, changes were made to comply with the Pension Protection Act of 2006 by providing for an accelerated vesting schedule of employer retirement contributions. For Plan years beginning on or after January 1, 2007, retirement contributions made by the Company will be fully vested after three years of service.
b.	Changes were made to the Plan to provide an annual deferral rate escalator in connection with employee annual performance reviews and merit salary increases granted on or after August 1, 2007. Employees deferring between 1% and 5% will have their annual salary deferral increased by 1%, up to a maximum of 6%, unless they make an election to the contrary.
c.	Changes were made to the Plan to allow the Company, alone, to approve any future amendments without the express written consent of any participating employer.
During 2008, the following amendments were made to the Plan:
a.	Effective August 1, 2008, changes were made to permit the transferring of forfeitures and excess contributions (and earnings) from participants’ accounts to a forfeiture suspense account to be used to reduce future employer contributions and administrative expenses.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2008 and 2007
Note 1 — Description of Plan (continued)
b.	Effective December 6, 2008, changes were made to discontinue after-tax voluntary employee contributions to the Plan.
Participation
Employees who are at least eighteen years of age may participate in the Plan. Benefit-status employees are permitted to make employee contributions to the Plan commencing on the first day of the month following completion of three full months of benefit status service. Non-benefit status employees are permitted to make employee contributions to the Plan commencing on the first day of the month following completion of one full year of service and 1,000 service hours; if such employees do not achieve 1,000 hours within the first year of employment, they may commence employee contributions to the Plan on the first day of the month following completion of 1,000 service hours in any Plan year ending after their first employment anniversary date. The Plan has an automatic-enrollment feature in which an employee who has not deferred at least 1% of his/her compensation shall be deemed to have elected a salary deferral in an amount equal to 3% of his/her pre-tax compensation unless the employee makes an election to the contrary within such time period as established by the Plan Administrator.
All employees are eligible for the Plan’s matching employer contributions and discretionary retirement contributions on the first day of the month following completion of one full year of service and 1,000 service hours. If employees do not achieve 1,000 hours within the first anniversary year of employment, they will be eligible for the Plan’s matching employer contributions and retirement contributions on the first day of the following Plan year (January 1) after completion of 1,000 service hours.
Service Rules
Employees are credited with a year of service for each Plan year during which they have at least 1,000 hours of service.
Employee Contributions
Eligible employees may elect to make basic contributions from 1% to 50% of their compensation. The Plan has additional limitations on pre-tax contributions for highly compensated participants. For the Plan years 2008 and 2007, a highly compensated participant, as defined by the Plan, is a participant with an annual salary equal to or greater than $100,000 in 2007 and 2006, respectively. All employee contributions are subject to certain limitations dictated by the Internal Revenue Code (“IRC”).
Employer Contributions
The Plan’s retirement contributions are made subsequent to the close of the Company’s fiscal year at the Company’s discretion out of the annual current earnings of the Company. Contributions are paid to the designated trustee of the Plan and are subject to certain limitations as dictated by the IRC. Retirement contributions by the Company are allocated following the last day of the Plan year. Allocations are based upon an eligible participant’s compensation using the ratio which the participant’s compensation for the

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2008 and 2007
Note 1 — Description of Plan (continued)
Plan year plus the participant’s compensation in excess of 40% of the Social Security Taxable Wage Base for the Plan year bears to the total compensation for the Plan year of all eligible participants. The maximum amount which may be allocated using this method to any participant is 4.3% of the sum of the participant’s compensation for the Plan year plus the participant’s compensation over 40% of the Social Security Taxable Wage Base for the Plan year rounded to the nearest $100. Participants must meet certain eligibility requirements to receive an allocation of the Plan’s retirement contributions. The Company made no retirement contribution to the Plan for the Plan year ended December 31, 2008, other than for corrective contributions for prior and current Plan years.
Matching employer contributions are also at the discretion of the Company. Only pre-tax salary deferrals up to 6% of annual compensation are considered. The Company made no matching contribution for the Plan year ended December 31, 2008. For the Plan year ended December 31, 2007, the Company’s matching contribution was 30% of the employees’ pre-tax contributions. Participants must meet certain eligibility requirements to receive employer contributions.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and an allocation of: (a) the employer’s contributions, (b) Plan earnings or losses (including unrealized appreciation or depreciation of investments), and, prior to August 1, 2008, (c) forfeitures of terminated participant’s nonvested accounts. Allocations of Plan earnings or losses are based on participants’ account balances during the valuation period. Fees relating to early redemption and investment advice are charged to the accounts of those participants incurring such transactions or seeking such services and are included in benefit payments and withdrawals in the statements of changes in net assets available for benefits. Other administrative expenses charged to the Plan are allocated based on participants’ account balances. Forfeitures attributable to retirement contributions were allocated on the same basis as retirement contributions, and forfeitures attributable to matching employer contributions were allocated on the same basis as matching employer contributions. Unallocated forfeitures as of December 31, 2008 and December 31, 2007 were approximately $509,000 and $675,000, respectively. During 2008, approximately $57,000 of forfeitures was used to pay administrative expenses of the Plan; the 2007 forfeitures were reallocated to eligible participants subsequent to Plan year-end. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments
Investment of the participants’ and the Company’s contributions, both matching and retirement, are allocated at the direction of the participant. If the participant fails to provide such direction, all contributions are automatically invested in the Target Date fund appropriate for the participant’s expected age of retirement (age 65).

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2008 and 2007
Note 1 — Description of Plan (continued)
Vesting
Participants are fully vested as to their own contributions. With regard to employer matching contributions, the Plan has adopted a three-year cliff vesting policy, which provides for 100% vesting after three years of service. For Plan years beginning on or after January 1, 2007, retirement contributions cliff vest, with 100% vesting after three years of service. For Plan years beginning on or before January 1, 2006, retirement contributions cliff vest, with 100% vesting after five years of service.
Participant Loans
Participants may borrow from the Plan in an amount not to exceed 50% of the participant’s vested account balance. In no event can the participant borrow more than $50,000 or less than $1,000. Loans are for a period not to exceed five years and bear a reasonable rate of interest. Certain participant loans rolled over from the Saks Incorporated (“Saks”) 401(k) Plan (effective March 5, 2006 upon completion of the Company’s acquisition of the Northern Department Store Group from Saks) and Belk 401(k) Plan have longer repayment periods as these loans were used to acquire a principal residence.
Benefit Payments
Participants may make withdrawals from their employee pre-tax contribution accounts at any time after age 59-1/2 or at any time for economic hardship, as defined by the Plan. After-tax employee contributions may be withdrawn at any time. Upon termination of employment, participants are entitled to receive the entire balance in their employee account and employer account (if vested). Vested balances less than $1,000 generally are distributed to the terminated employee.
In the event of disability of a participant before termination of employment, a participant’s account becomes 100% vested. In the event of death of a participant before termination of employment, a participant’s account becomes 100% vested and is fully distributed to a beneficiary as defined. Withdrawals may be paid in a lump sum, in installments, as an annuity for life, as a joint and survivor annuity, or any combination of the foregoing at the option of the participant.
Note 2 — Summary of Significant Accounting Policies
A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows:
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.
As described in Financial Accounting Standards Board (“FASB”) Staff Position (“FSP”) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“FSP

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2008 and 2007
Note 2 — Summary of Significant Accounting Policies (continued)
AAG INV-1”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by FSP AAG INV-1, the statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.
Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results may differ from those estimates.
Investments
Participants have the option to invest their contributions and employer contributions in various investments.
Participants may also elect to invest in a self-managed account. This investment option allows participants to invest their funds into most securities available on the open market for certain additional fees associated with the self-direction.
The Plan’s investments are stated at fair value; participant loans are valued at their outstanding loan balances (which approximate market). Refer to Note 4 for further discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis and is included in the investment balance. Dividends are recorded on the ex-dividend date. Realized gains and losses are recorded using the average cost method.
Investments of the Plan are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risk in the near term would materially affect investment assets reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2008 and 2007
Note 2 — Summary of Significant Accounting Policies (continued)
The Plan invests in certain common/collective funds that participate in a securities lending program (collectively, the “Lending Funds”) sponsored by State Street Bank and Trust Company (“State Street”) as the lending agent. The Lending Funds engage in securities lending in order to benefit from the additional income this program potentially offers to investors, whether to augment returns, offset plan expenses or other similar purposes. Borrowers of securities are generally required to provide cash, securities or letters of credit as collateral against loans in an amount equal to at least 100% of the fair value of the loaned securities and are required to maintain the collateral at not less than 100% of the fair value of the loaned securities. The Lending Funds invest the cash collateral posted by the borrowers of those loaned securities in one of three Collateral Pools.
The Collateral Pools are subject to a number of risks, including the risk that the value of the investments held in the Collateral Pool may decline. Current market disruption has resulted in significant challenges for all securities lending programs, including those sponsored by State Street. In an effort to ensure safety of principal and better maintain adequate liquidity, State Street has temporary implemented limitations on withdrawals from the Lending Funds. These withdrawal safeguards currently affect only those transactions initiated by the Company; at this time, there are no similar restrictions for participants in the Plan who request full or partial redemptions of the Lending Funds.
Further information regarding the securities lending practices of the common/collective funds may be obtained from their audited financial statements.
Administrative Expenses
Administrative expenses incurred in the administration of the Plan, to the extent not paid by the Company, are charged to and paid from the Plan’s assets. Administrative expenses are recorded when incurred. Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents and record keeper as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense.
Payment of Benefits
Benefit payments to participants are recorded when paid.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2008 and 2007
Note 2 — Summary of Significant Accounting Policies (continued)
Recently Adopted Accounting Policies
As more fully discussed in Note 4, the Plan adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements (“SFAS No. 157”), and SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”), effective January 1, 2008.
In addition, effective August 1, 2008, changes were made to the Plan to permit the transferring of forfeitures from participants’ accounts to a forfeiture suspense account to be used to reduce future employer contributions and administrative expenses. In periods prior to August 1, 2008, forfeitures were reallocated to eligible participants’ accounts.
Note 3 — Investments
Investments at fair value as of December 31 are as follows:

	2008	2007

Investments whose fair values have been measured by quoted prices in an active market:

Registered investment companies	$74,763,017	$116,875,831
Common stock — Company stock	347,426	3,201,043
Common stocks — other	25,931	62,656
Money market fund	457,775	449,363
Common stock fund — common stock	1,394,462	2,881,187
Common stock fund — money market	55,980	167,774

Investments whose fair values have been otherwise determined:

Common/collective funds	91,673,103	99,701,391
Participant loans	7,053,235	7,005,338

Total investments at fair value	$175,770,929	$230,344,583

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2008 and 2007
Note 3 — Investments (continued)
The following investments represent 5% or more of the Plan’s net assets available for benefits as of December 31:

	2008		2007

SSgA Stable Value Fund:
At Fair Value	$40,644,152		$34,056,840
At Contract Value	41,023,107		35,299,547

SSgA Target Maturity Fund 2010	9,756,185		11,843,996	**

SSgA Target Maturity Fund 2020	13,381,283		16,089,413

SSgA Target Maturity Fund 2030	12,398,308		18,065,504

American Funds Balanced Fund R4	10,343,209		14,281,625

Fidelity Diversified International Fund	191	*	18,782,839

American Funds Growth Fund of America R4	14,109,976		24,460,335

PIMCO Total Return Admin Fund	11,567,020		9,138,438	**

Allianz NFJ Dividend Value	13,252,267		22,958,290

American Funds EuroPacific	10,380,093		—	**

*	Not 5% or more of the Plan’s net assets available for benefits as of December 31, 2008. Presented for comparative purposes only.

**	Not 5% or more of the Plan’s net assets available for benefits as of December 31, 2007. Presented for comparative purposes only.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2008 and 2007
Note 3 — Investments (continued)
The net (depreciation) appreciation in fair value of investments consists of the following for the years ended December 31:

	2008	2007

Investments whose fair values have been measured by quoted prices in an active market:

Registered investment companies	$(42,308,896)	$(2,811,608)
Common stock — Company stock	(2,853,617)	(8,486,645)
Common stocks — other	(44,787)	(6,973)
Common stock fund — common stock	(5,128,706)	(6,246,453)

Investments whose fair values have been otherwise determined:

Common/collective funds	(18,660,301)	5,149,691

Net depreciation in fair value of investments	$(68,996,307)	$(12,401,988)

Note 4 — Fair Value Measurements
Effective January 1, 2008, the Plan adopted SFAS No. 157. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expanded disclosures about fair value measurements; however, it does not require any new fair value measurements. Accordingly, the adoption of SFAS No. 157 did not have a material impact on the Plan’s financial statements.
SFAS No. 157 establishes fair value hierarchy levels which prioritize the inputs used in valuations determining fair value. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability. SFAS No. 157 establishes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last is considered unobservable, which may be used to measure fair value:
•	Level 1 — Quoted prices in active markets for identical assets or liabilities;

•	Level 2 — Observable inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

•	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair of the assets or liabilities.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2008 and 2007
Note 4 — Fair Value Measurements (continued)
The following is a description of valuation methodologies used for fair value measurement of the Plan’s investment assets:
•	Money market funds — Valued at the closing price reported on the active market on which the security is traded.
•	Common stock fund — Refer to Note 5 for a description of the valuation methodology.
•	Common stocks — Valued at the closing price reported on the active market on which the security is traded.
•	Participant loans — Valued at the outstanding loan balance, which approximates market.
•	Common/collective funds — Valued at the net value of participation units held by the Plan at year-end. The value of these units is determined by the trustee of the Plan based on the current market values of the underlying assets of the common/collective fund as based on information reported by the investment advisor using the audited financial statements of the respective common/collective fund at year-end. (Further information regarding the common/collective funds may be obtained from their audited financial statements.)
•	Registered investment companies — Valued at the net asset value, based on quoted prices in active markets, of shares held by the Plan at year-end.
There have been no significant changes in the methodologies used during the year ended December 31, 2008. While the Plan did not adopt SFAS No. 157 until January 1, 2008, similar valuation methodologies were used to value the Plan investments as of December 31, 2007.
The valuation methods described above may generate a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management of the Plan believes its valuation methods are appropriate, the use of different methodologies or assumptions to determine fair value could result in a different fair value measurement at the reporting date.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2008 and 2007
Note 4 — Fair Value Measurements (continued)
The following table presents by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2008:

	Investment Assets at Fair Value
	as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Money market fund	$457,775	$—	$—	$457,775
Common stock fund — money market	55,980	—	—	55,980
Common stock fund — common stock	1,394,462	—	—	1,394,462
Common stock — Company stock	347,426	—	—	347,426
Common stocks — others	25,931			25,931
Participant loans	—	—	7,053,235	7,053,235
Common/collective funds	—	91,673,103	—	91,673,103
Registered investment companies	74,763,017	—	—	74,763,017

Total investment assets at fair value	$77,044,591	$91,673,103	$7,053,235	$175,770,929

The following table provides a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Participant
Loans
Balance — beginning of year	$7,005,338
Purchases, sales, issuances and settlements, net	47,897

Balance — end of year	$7,053,235

In addition, effective January 1, 2008, the Plan adopted the provisions of SFAS No. 159. SFAS No. 159 permits companies to measure many financial instruments and certain other assets and liabilities at fair value on an instrument by instrument basis. SFAS No. 159 also establishes presentation and disclosure requirements to facilitate comparisons between companies that select different measurement attributes for similar types of assets and liabilities.
In accordance with SFAS No. 159 implementation options, the Plan chose not to elect the fair value option for its financial assets and liabilities that had not been previously measured at fair value. As such, the adoption of this statement had no impact on the Plan’s financial statements.
Note 5 — Related Party Transactions
Certain Plan investments are shares of investment funds managed by State Street, the trustee as defined by the Plan. The Plan provides participants the election of an investment in The Bon-Ton Stores, Inc.’s common stock through a unitized company stock fund.
For the years ended December 31, 2008 and 2007, recordkeeper and investment management fees are netted against investment income.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2008 and 2007
Note 5 — Related Party Transactions (continued)
As of December 31, 2008 and 2007, the Plan held 337,307 shares of The Bon-Ton Stores, Inc.’s common stock through the participants’ self-managed account with a fair value of $347,426 and $3,201,043, respectively.
As of December 31, 2008, the Plan held 2,003,122 units of The Bon-Ton Stores, Inc. common stock fund at a per-unit price of $0.72. As of December 31, 2007, the Plan held 491,278 units of The Bon-Ton Stores, Inc. common stock fund at a per-unit price of $6.21. Units held as of December 31, 2008 and 2007 were equivalent to 1,408,196 and 321,282 shares of The Bon-Ton Stores, Inc. common stock, respectively. Assets held in this fund are expressed in terms of units and not shares of stock. Each unit represents a proportionate interest in all of the assets of this fund. The value of each participant’s account is determined each business day by the number of units to the participant’s credit, multiplied by the current unit value. The return on the participant’s investment is based on the value of units, which, in turn, is determined by the market price of The Bon-Ton Stores, Inc. common stock, reinvested dividends and interest earned on a percentage of the fund’s market value held in a money market fund. As of December 31, 2008, The Bon-Ton Stores, Inc. common stock fund had a market value of $1,394,462 invested in the unitized company stock fund and $55,980 held in a State Street money market fund. As of December 31, 2007, The Bon-Ton Stores, Inc. common stock fund had a market value of $2,881,187 invested in the unitized company stock fund and $167,774 held in a State Street money market fund. A percentage of the total market value of the unitized company stock fund is held in a money market fund to facilitate daily participant trading.
Dividends received by the Plan for shares of The Bon-Ton Stores, Inc.’s common stock and units of The Bon-Ton Stores, Inc. common stock fund totaled $169,810 and $125,082 for the years ended December 31, 2008 and 2007, respectively.
In addition, the Plan issues loans to participants, which are secured by balances in the respective participant accounts.
The above related transactions qualify as party-in-interest transactions. All other transactions which may be considered party-in-interest transactions relate to normal Plan management and administrative services, and the related payment of fees.
Note 6 — Plan Termination
Although it has not expressed intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
Note 7 — Income Tax Status
The Plan obtained its latest determination letter on June 22, 2006 that the Plan is qualified under Sections 401(a) and 401(k) of the IRC and the trust established under the Plan is exempt from federal income taxes under Section 501(a). The Plan’s management believes that subsequent amendments have not affected the Plan’s qualifications and that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Notes to Financial Statements
December 31, 2008 and 2007
Note 8 — Excess Contributions
The Plan reimburses excess contributions to its participants in order to satisfy the relevant non-discrimination provisions of the Plan. Accordingly, excess contributions amounting to $2,784 and $48,192 are recorded as a liability as of December 31, 2008 and December 31, 2007, respectively, on the statements of net assets available for benefits and as a reduction of employer contributions for the years then ended on the statements of changes in net assets available for benefits. Excess contributions are reimbursed in the subsequent Plan year.
Note 9 — Reconciliation of Financial Statements
The following is a reconciliation of common/collective funds on the financial statements to the Form 5500 as of December 31:

	2008	2007

Common/collective funds on the financial statements	$91,673,103	$99,701,391
Adjustment from fair value to contract value	378,955	1,242,707

Common/collective funds on the Form 5500	$92,052,058	$100,944,098

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Employer Identification Number: 23-1269309
Plan Number: 003
Form 5500-Schedule H-Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2008

		(c) Description of investment including
	(b) Identity of issue, borrower, lessor, or similar	maturity date, rate of interest, collateral,	(d) Cost		(e) Current
(a)	party	par or maturity value	($)		Value ($)

	Alpine Global Dyamic Divid Fd Com	Common Stock	N/A		1,018
	American Strategic Inc Portfolio II	Common Stock	N/A		14
	Apollo Invt Corp Com Sh Ben Int	Common Stock	N/A		1,581
*	Bon-Ton Stores, Inc. Common Stock	Common Stock	N/A		347,426
	Harvest Energy Tr Units Isin #Ca41752X1015 Sed	Common Stock	N/A		83
	Highland Credit Strategies Fund Com	Common Stock	N/A		25
	Lmp Real Estate Income Fd Inc Com	Common Stock	N/A		1,410
	Nicholas Applegate Conv & Income Fd	Common Stock	N/A		736
	Nuveen Multi Strategy Income and Growth Fl	Common Stock	N/A		11,951
	Oceanfreight Inc. Isin #MHY642021072	Common Stock	N/A		718
	Omega Navigation Enterprises Inc.	Common Stock	N/A		1,372
	Pengrowth Energy Tr Unit	Common Stock	N/A		1,120
	Powershares Db Crude Oil Double Long Etn	Common Stock	N/A		995
	Provident Energy Tr Isin #Ca74386K1049 Sedol #	Common Stock	N/A		71
	S&P 500 Covered Call Fd Inc.	Common Stock	N/A		2,175
	Ship Finance International Limited Isin #Bmg81	Common Stock	N/A		1,379
	Tel Offshore Tr Ubi	Common Stock	N/A		608
	UQM Technologies Inc	Common Stock	N/A		675
*	Bon-Ton Stores, Inc. Common Stock Fund — Common Stock	Common Stock Fund — Common Stock	N/A		1,394,462
*	Bon-Ton Stores, Inc. Common Stock Fund — State Street Global Advisors Short Term Investment Fund	Common Stock Fund — Money Market	N/A		55,980
*	SSgA S&P 500 Index Fund	Common/Collective Fund	N/A		7,372,509
*	SSgA Stable Value Fund — Contract Value	Common/Collective Fund	N/A	**	41,023,107
*	SSgA Target Maturity Fund 2010	Common/Collective Fund	N/A		9,756,185
*	SSgA Target Maturity Fund 2020	Common/Collective Fund	N/A		13,381,283
*	SSgA Target Maturity Fund 2030	Common/Collective Fund	N/A		12,398,308
*	SSgA Target Maturity Fund 2040	Common/Collective Fund	N/A		6,775,969
*	SSgA Target Maturity Fund 2050	Common/Collective Fund	N/A		63,088
*	Target Maturity Fund Lifetime Income	Common/Collective Fund	N/A		1,281,609
*	Participant Loans	Interest Rates Ranging from 5.00% to 10.50%	0		7,053,235
*	SSgA Money Market Fund	Money Market	N/A		457,775
	Agree Rlty Corp	Registered Investment Company	N/A		20,166
	Allianz NFJ Dividend Value	Registered Investment Company	N/A		13,252,267
	American Advantage Small Cap Value Fund	Registered Investment Company	N/A		1,642,891
	American Europacific Growth Class F	Registered Investment Company	N/A		115,448
	American Fundamental Investors Cl F	Registered Investment Company	N/A		95,792

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Employer Identification Number: 23-1269309
Plan Number: 003
Form 5500-Schedule H-Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2008

		(c) Description of investment including
	(b) Identity of issue, borrower, lessor, or similar	maturity date, rate of interest, collateral,	(d) Cost	(e) Current
(a)	party	par or maturity value	($)	Value ($)

	American Funds Balanced Fund R4	Registered Investment Company	N/A	10,343,209
	American Funds EuroPacific	Registered Investment Company	N/A	10,380,093
	American Funds Growth Fund of America R4	Registered Investment Company	N/A	14,109,976
	American Growth Fund of America Class F	Registered Investment Company	N/A	114,055
	American High-Income Class F	Registered Investment Company	N/A	82,867
	Baron Growth Fund	Registered Investment Company	N/A	4,342,740
	Cohen & Steers Realty Shares	Registered Investment Company	N/A	34,541
	Columbia Acorn International Cl Z	Registered Investment Company	N/A	54,153
	Columbia Mid Cap	Registered Investment Company	N/A	2,690,362
	Conestoga Small Cap	Registered Investment Company	N/A	19,141
	Delafield Fund Inc	Registered Investment Company	N/A	66,801
	Dodge & Cox Internatl Stock Fund	Registered Investment Company	N/A	6,008
	Dominion Res Black Warrior Tr Unit Ben It	Registered Investment Company	N/A	4,038
	Fairholme Fund	Registered Investment Company	N/A	2,536
	FBR Focus Fund	Registered Investment Company	N/A	35,547
	Fidelity Diversified International Fund	Registered Investment Company	N/A	191
	Fidelity Select Health Care	Registered Investment Company	N/A	3,322
	Forester Value Fund	Registered Investment Company	N/A	20,599
	GAMCO Westwood Mighty Mites FD AAA	Registered Investment Company	N/A	40,407
	Harding Loevner Intl Equity Portfolio	Registered Investment Company	N/A	55,564
	Hugoton Rty Tr Tex Unit Ben Int	Registered Investment Company	N/A	1,773
	Icon Energy	Registered Investment Company	N/A	8,744
	Ishares Tr 7 — 10 Yr Treas Index Fd	Registered Investment Company	N/A	180,994
	Ishares Tr Russell 1000 Value Index Fd	Registered Investment Company	N/A	43,503
	Janus Adviser Forty Cl S	Registered Investment Company	N/A	60,356
	Janus Core Fundamental Equity	Registered Investment Company	N/A	3,397
	Lazard Emerging Mkts Open Class	Registered Investment Company	N/A	40,689
	Muhlenkamp Fund	Registered Investment Company	N/A	2,839
	Munder Mid Cap	Registered Investment Company	N/A	4,549,608
	Neuberger Berman Real Estate Trust Cl	Registered Investment Company	N/A	40,971
	Oppenheimer Dev Markets Cl N	Registered Investment Company	N/A	37,289
	Oppenheimer Intl Small Company Cl A	Registered Investment Company	N/A	16,169
	PIMCO Emerging Markets Bond Instl	Registered Investment Company	N/A	82,806
	PIMCO Total Return Admin Fund	Registered Investment Company	N/A	11,567,020

The Bon-Ton Stores, Inc. Retirement Contribution Plan
Employer Identification Number: 23-1269309
Plan Number: 003
Form 5500-Schedule H-Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2008

		(c) Description of investment including
	(b) Identity of issue, borrower, lessor, or similar	maturity date, rate of interest, collateral,	(d) Cost	(e) Current
(a)	party	par or maturity value	($)	Value ($)

	Royce Value Plus Service Class	Registered Investment Company	N/A	16,278
	Russell Select Value Class S	Registered Investment Company	N/A	55,357
	Rydex Sector Rotation Class H	Registered Investment Company	N/A	34,614
	San Juan Basin Rty Tr Unit Ben Int	Registered Investment Company	N/A	246
	Selected American Shares Cl S	Registered Investment Company	N/A	712
	T Rowe Price Cap Appreciation	Registered Investment Company	N/A	4,223
	T Rowe Price Growth Stock	Registered Investment Company	N/A	3,438
	Terra Nitrogen Co LP Com Unit	Registered Investment Company	N/A	12,581
	Vanguard 500 Index Fd Investor Shs	Registered Investment Company	N/A	3,690
	Vanguard Intermediate Trm Bd Indx Signal	Registered Investment Company	N/A	397,717
	Vanguard Star	Registered Investment Company	N/A	2,592
	Vanguard Total Stock Mrkt Signal Cl Shs	Registered Investment Company	N/A	62,697

		Total Investments		176,149,884

*	Represents a party-in-interest investment.

**	SSgA Stable Value Fund fair value is $40,644,152.

N/A	Historical cost has not been presented, as this investment is participant directed under an individual account plan.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The Bon-Ton Stores, Inc. Retirement Contribution Plan
By:	The Bon-Ton Department Stores, Inc.
Plan Administrator

By:	/s/ Paul Cortese
Paul Cortese
Senior Vice President — Compensation-Benefits-HRIS
Date: June 26, 2009

EXHIBIT INDEX

Exhibit	Description

23.1	Consent of Beard Miller Company LLP